Exhibit 99.1

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 12, 2022 – 10:30 A.M. MOUNTAIN TIME

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following sets out matters voted on at the annual general meeting of shareholders (the “Meeting”) of Stantec Inc. (“Stantec”) held on May 12, 2022, and the voting results for each matter. Full details of the matters presented for shareholder action can be viewed by accessing the Management Information Circular dated March 22, 2022, available on stantec.com or sedar.com. A total of 88,966,625 shares (80.02% of outstanding common shares) were represented in person or by proxy.

The directors of Stantec recommended that shareholders vote FOR matters 1, 2, and 3 below:

1.	Election of Directors

The Board of Directors of Stantec had fixed the number of directors standing for election at the Meeting to be nine. Each of the nine nominees listed in Stantec’s Management Information Circular dated March 22, 2022 was elected as a director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	83,141,283	96.98	2,588,385	3.02
Martin A. à Porta	84,521,473	98.59	1,208,195	1.41
Richard C. Bradeen	84,494,749	98.56	1,234,919	1.44
Shelley A. M. Brown	85,617,780	99.87	111,888	0.13
Patricia D. Galloway	84,522,645	98.59	1,207,023	1.41
Robert J. Gomes	85,555,660	99.80	174,008	0.20
Gordon A. Johnston	85,628,653	99.88	101,015	0.12
Donald J. Lowry	85,667,181	99.93	62,487	0.07
Marie-Lucie Morin	80,219,080	93.57	5,510,588	6.43

2.	Appointment of Auditors

PricewaterhouseCoopers LLP were appointed as auditors of Stantec for 2022, and the directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
88,834,811	99.85	131,814	0.15

2

3.	Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 22, 2022 and delivered in connection with the Meeting.

Votes For	% For	Votes Against	% Against
84,191,937	98.21	1,537,731	1.79